UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.      Telecom Argentina S.A. announces consolidated six month period (‘1H19’) and second quarter results for fiscal year 2019 (‘2Q19’)

Market Cap P$283.2 billion

August 8th, 2019

Contacts:

Solange Barthe Dennin

(54 11) 4968-3752

Telecom Argentina S.A.

announces consolidated six month period (‘1H19’) and second quarter results for fiscal year 2019 (‘2Q19’)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1H19 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1H19 and vs. 1H18 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of June 30 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 13.

▪                 The results restated for inflation corresponding to June 2018 contain the effect of year over year inflation as of June 2019, which reaches 55.8%. It is important to highlight this impact when performing an analysis of the Company’s operational performance.

▪               Consolidated Revenues of Telecom Argentina amounted to P$94,756 million in 1H19, of which Service Revenues totaled P$88,581 million. At the end of June, the Company was able to increase billing at a faster rate than the level of inflation (net of the effect of public services inflation), thanks to a greater demand for higher value services. This has been achieved in a challenging context, where it can be observed that despite significant increases in the wallet share assigned to energy and transportation services by users due to the increase in tariffs, the consumption allocation to telecommunications services remains stable during the last years.

▪                 Mobile clients in Argentina reached 18.6 million in 1H19, while cable television subscribers and broadband accesses totaled 3.4 million and 4.1 million, respectively. It is important to remark that in all cases the total number of subscribers increased when compared to the previous quarter, through actions such as change of products, bundling and upselling, allowing to increase the weight of value customers and reiterating the leadership of the Company in mobile portability, in broadband and video platforms.

▪               Operating Income before Depreciation and Amortization amounted P$31,839 million in 1H19, 33.6% of Consolidated Sales. During 2Q19 the margin was 34.6%, and above the 32.7% obtained in 1Q19.

▪                 Net Income amounted to P$6,729 million in 1H19, increasing +99.6% vs. 1H18. Net Income attributable to the Controlling Company amounted to P$6,600 million during the same period, increasing +99.7% vs. 1H18. The variation of the mentioned Net Income vs. 1H18 mainly reflects greater net financial results due to the effect of positive FX results measured in real terms.

▪                 A second payment of dividends of P$7,045 million has been approved, in accordance to the resolutions of the Shareholders’ Meeting of April 2019, which will be made available through the use of cash resources as a consequence of the Company’s solid operative generation.

▪               Investments in PP&E, intangible assets and adds of rights of use reached P$24,120 million in 1H19, equivalent to 25.5% of Consolidated Revenues, due to better financing conditions obtained by the Company and with the objective of improving the services demanded by its customers. In this way, the Company carries on with its investment plan as it was formulated.

▪               Net Financial Debt Position: P$75,268 million in 1H19, down 6.3% in real terms when compared with December 2018.

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of June, 30 2019	IAS 29 As of June, 30 2018	Δ $	Δ %
Consolidated Revenues	94,756	107,078	(12,322)	-11.5%
Operating Income before D&A	31,839	38,361	(6,522)	-17.0%
Operating Income	9,359	19,142	(9,783)	-51.1%
Net Income attributable to Controlling Company	6,600	3,305	3,295	99.7%
Shareholders’ equity attributable to Controlling Company	274,275	n.a.	n.a.	n.a.
Net Financial Position - (Debt) / Cash	(75,268)	n.a.	n.a.	n.a.
Investments in PP&E, Intangible Assets & adds of rights of use *	24,120	23,572	548	2.3%

Fixed lines in service (in thousand lines)	3,371	3,679	(308)	-8.4%
Mobile customers (in thousand)	20,943	21,459	(516)	-2.4%
Personal (Argentina)	18,408	18,631	(223)	-1.2%
Nextel (Argentina)	182	447	(265)	-59.3%
Núcleo (Paraguay) -including Wimax customers-	2,352	2,381	(29)	-1.2%
Broadband accesses in Argentina (in thousand)	4,132	4,083	49	1.2%
Cable TV Suscribers (in thousand)	3,417	3,484	(67)	-1.9%
Argentina	3,276	3,341	(65)	-1.9%
Uruguay	141	143	(2)	(0)

Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	341.2	342.8	(1.6)	-0.5%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	246.5	275.8	(29.2)	-10.6%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	867.4	978.5	(111.2)	-11.4%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	914.8	1,091.8	(177.0)	-16.2%

* (constant measuring unit.)
**(Figures may not sum up due to rounding)

Buenos Aires, August 8, 2019 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), one of Argentina’s leading telecommunications companies, announced today a Net Income of P$6,729 million for the period ended June 30, 2019. Net Income attributable to the Controlling Company amounted to P$6,600 million.

It is worth mentioning that the comparative figures for the previous reporting periods have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of June 30, 2019.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and as of June 30, 2018 and 2019 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of	As of	As of	As of June	As of June
	December	December	December 31,	30, 2018	30, 2019
	31, 2016	31, 2017	2018
Price Index Variation
Annual	34.6%	24.7%	47.6%	29.3%	55.8%
3 year cumulative	102.2%	96.6%	147.8%	117.0%	139.2%
3 month cumulative from Mar-19	n/a	n/a	n/a	8.7%	9.5%
6 month average	n/a	n/a	n/a	16.0%	22.4%

	IAS 29	IAS 29
	1H19	1H18	Δ $	Δ %
Consolidated Revenues (MMP$)	94,756	107,078	(12,322)	(11.5%)
Net Income attributable to Controlling Company (MMP$)	6,600	3,305	3,295	99.7%
Earnings attributable to Controlling Company per Share (P$)	3.1	1.5	1.5
Earnings attributable to Controlling Company per ADR (P$)	15.3	7.7	7.6
Operating Income before D&A *	33.6%	35.8%
Operating Income *	9.9%	17.9%
Net Income*	7.1%	3.1%

*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1H19 and 1H18

During 1H19, Consolidated Revenues amounted to P$94,756 million (-P$12,322 million vs. 1H18). This decrease is reflected mainly in Mobile, Internet and Cable TV Service Revenues, partially offset by greater Fixed Telephony and data revenues. Total Revenues contain approximately P$7,307 million and P$42,899 million, for the 1H19 and 1H18, respectively, related to the restatement in terms of the measuring unit as of June 30, 2019.

Consolidated Operating Revenues

Mobile Services

As of June 30, 2018, mobile clients amounted to 20.9 million.

In 1H19, mobile services revenues represented P$32,023 million (-5,491 million vs. 1H18). The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in mobile services revenues amounts to, approximately, P$2,444 million and P$ 15,116 million, for the 1H19 and 1H18, respectively. This effect was partially offset by the increase in the mobile plan prices. The commercial strategy was focused on promoting the consumption of mobile internet services through Personal´s 4G network, the fastest network in the country according to the results of international benchmarks who measure the network standards through the experience of the clients.

In turn, equipment revenues amounted to P$6,175 million (-P$2,236 million vs. 1H18). This variation was mainly due to a decrease in the quantities sold, partially offset by the increase in prices of handset sales.

Mobile Services in Argentina

As of June 30, 2019, Personal reached 18.4 million subscribers in Argentina, increasing in more than 250 thousand clients when comparing with the previous quarter, where postpaid clients represented 40% of the subscriber base.

In 1H19, mobile service revenues in Argentina (excluding equipment sales) amounted to P$27,910 million. Mobile internet revenues reached 78% of service revenues of Personal in Argentina (vs. 55% in 1H18). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of June 30, 2019) of Personal in Argentina amounted to P$246.5 during 1H19. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in the ARPU amounts to, approximately, P$110.8 and P$19.5, for the 1H19 and 1H18, respectively.

As of June 30, 2019, Nextel IDEN subscriber base reached approximately 0.2 million subscribers, where postpaid clients represented 76% of the subscriber base and prepaid clients represented the remaining 24%.

Commercial Initiatives

In May Telecom presented in Buenos Aires the first public 5G Demo, on Personal’s mobile network. The test was conducted with a virtual reality tennis game that allows to experience the high response speed of fifth generation technology, 100 times higher than 4G browsing. To this first demo are added others of similar characteristics in other country locations of strategic importance for the Company.

Telecom already invests in the 4.5G network, which is active in 100% of Personal’s 4G network, and is the prelude to the possibilities that 5G will offer: smart cities, internet of things, connected houses and cars, home automation and artificial intelligence, among other innovations.

On June 30, 2019, all the services that were identified under the brand Nextel (including the radio service over the IDEN network) ceased to be active. For this reason, Telecom through its corporate services brand Fibercorp | Telecom, presented “Smart Radio”, a new option for customers and their businesses so they may continue communicating. Smart Radio is a new service for direct and immediate voice connections with multimedia messaging for companies and governments, which offers the best benefits of the Personal 3G/4G network and also for WiFi connection. In addition, series of robust equipment with dedicated buttons specially designed for factory and building work contexts, such as the CAT S31 and Cyrus CM17, were added.

Personal in Paraguay (‘Núcleo’)

As of June 30, 2019, Núcleo’s subscriber base reached around 2.4 million clients. Prepaid and postpaid customers represented 83% and 17%, respectively.

Núcleo generated service revenues equivalent to P$4,113 million during 1H19 (+17.7% vs. 1H18). Internet revenues represented 49.2% of 1H19 service revenues (vs. 43.3% in 1H18).

Cable TV Services

Cable TV service revenues reached P$20,016 million in 1H19 (-P$3,050 million vs. 1H18). The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in Cable TV service revenues amounts to, approximately, P$1,571 million and P$9,194 million, for the 1H19 and 1H18, respectively. Cable TV subscribers totaled almost 3.4 million, increasing in approximately 9 thousand subscribers when compared with the previous quarter. Moreover, the monthly Cable TV ARPU (restated in constant currency as of June 30, 2019) reached P$914.8 during 1H19. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in the ARPU amounts to, approximately, P$438.6 and P$72.4, for the 1H19 and 1H18, respectively. Additionally, the average monthly churn during 1H19 was 1.4%.

With the aim to continue offering to its customers the best entertainment experience when enjoying content on multiple screens, Flow incorporated Netflix into its decoder so that users may have access to the exclusive series and movies of this platform. Thus, customers who own a Flow decoder and have a Netflix account can access the service directly, through a dedicated application. In addition, the new Flow remote control will feature a direct access button to Netflix that will allow users to access the content they want, in a simple and convenient way.

Telecom launched a new live show platform called “Flow Music Experience”, which offers an annual show proposal in Argentina, with leading international artists. The platform will present more than 20 shows in the next 12 months, in Buenos Aires, Córdoba and Rosario; and in addition to Lollapalooza Argentina and the Asunciónico festival in Paraguay, the most important festivals in each country. As part of the comprehensive proposal, each of the shows can be watched exclusively by live streaming through Cablevision Flow and from any device.

Fixed Telephony and Data Services

During 1H19, revenues generated by fixed telephony and data reached P$14,756 million in 1H19, +7.3% vs. 1H18. The increase in fixed telephony services was mainly explained by higher revenues from data services in a context that evidences the growing position of the Company as an integrated ICT provider (Datacenter, VPN, among other services) in the segment of Corporate and Government customers. Regarding the increase in fixed telephony service revenues, monthly fee price increases came into effect for both corporate and residential fixed line customers, and in the bundled offer of packs that include voice and internet services, that aim to achieve higher levels of customer loyalty. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in Fixed telephony and data service revenues amounts to, approximately, P$1,126 million and P$5,505 million, for the 1H19 and 1H18, respectively.

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of June 30, 2019) of fixed telephony has remained stable in 1H19 compared with 1H18, reaching P$341.2.

Meanwhile, Data revenues increase (services mainly offered to Corporate customers, SMEs, Government and to other operators) was mainly driven by FX rate variations that affected those contracts that were adjusted by the $/US$ exchange rate.

Through Fibercorp | Telecom, its corporate services brand, the company presented IoT solutions for smart cities at the exhibition “Cities of the Future”, that took place in Buenos Aires in April. With the aim of paving the way for an Argentina with more efficient and sustainable cities, the company carried out demonstrations of IoT solutions such as establishment automation and renewable energy, environmental monitoring and urban development, intelligent parking, waste collection management, and video analytics in real time.

Internet Services

Internet services revenues totaled P$21,451 million during 1H19, -P$2,502 million vs. 1H18. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in Internet services revenues amounts to, approximately, P$1,673 million and P$9,518 million, for the 1H19 and 1H18, respectively. As of June 30, 2019, total broadband accesses increased to more than 4.1 million (+1.2% vs. 1H18). Additionally, broadband ARPU (restated in constant currency as of June 30, 2019) amounted to P$867.4 per month in 1H19. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in the ARPU amounts to, approximately, P$393.1 and P$68.7, for the 1H19 and 1H18, respectively. Moreover, the average monthly churn rate for the period was 2.0%. On the other hand, clients with service of 20Mb or higher currently represent 49% of the total customer base as of 1H19, increasing from the participation registered in 1H19 (29%).

For the first time, Fibertel and Flow arrived to Catamarca, Santiago del Estero, Tucumán, La Rioja, Jujuy and Reconquista (Santa Fe). With these new services from Telecom, customers can access the maximum fiber optic internet speed. In addition, they can add the Flow experience for TV, which allows viewing of live and on demand content, at anytime and anywhere they want, and from multiple devices; thus changing the traditional way of watching television, thanks to its differential features.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of PP&E, intangible assets and rights of use) totaled P$85,397 million in 1H19, a decrease of P$2,539 million, or 2.9% vs. 1H18. These lower operating costs vs. 1H18 are mainly associated with lower operating costs excluding D&A and impairment of PP&E, intangible assets and rights of use, which decreased 8.4%, mainly due to lower cost of taxes and fees with the regulatory authority, commissions and advertising, cost of handsets sold, interconnection and transmission costs, programming costs and labor costs, partially offset by higher depreciation, amortization and impairment of PP&E, intangibles and rights-of-use. On the other hand, it worth to highlight that the dynamic of cost adjustments is different over time than that of the increase in revenues, notwithstanding the fact that costs are being positively influenced by synergies.

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$18,083 million (-2.0% vs. 1H18). The decrease was mainly due to a decrease in recurring labor costs (decrease in the number of total employees partially offset by increases in salaries to unionized and non-unionized employees together with the associated social security contributions) which was partially offset by non-recurring labor costs (severance payments and extraordinary gratifications due to salary recomposition). Total employees totaled 24,583 in 1H19 vs. 26,335 in 1H18. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in labor costs and severance payments amounts to, approximately, P$1,425 million and P$7,400 million, for the 1H19 and 1H18, respectively.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$2,987 million, down 10.6% vs. 1H18, decreasing mainly due to operative efficiencies (synergies) as of June 30, 2019, compared with the same period last year, partially offset by higher traffic and the FX increase related with services fixed in US$. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in interconnection and transmission costs amounts to, approximately, P$244 million and P$1,367 million, for the 1H19 and 1H18, respectively.

- Fees for services, maintenance, materials and supplies amounted to P$9,781 million (-0.3% vs. 1H18). This decrease in costs is mainly due by synergies resulting from the merger process between Telecom and Cablevisión in January 2018, partially offset by a greater level of activity driven mainly by new Company projects, services linked to operational management in general, and also by higher technical maintenance costs and higher hardware and software maintenance costs due to price increases and Peso/US$ exchange fluctuations. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in fees for services, maintenance, materials and supplies amounts to, approximately, P$892 million and P$3,575 million, for the 1H19 and 1H18, respectively.

- Taxes and fees with regulatory authorities reached P$7,515 million (-13.9% vs. 1H18). This decrease corresponds mainly to lower sales in 1H19 vs 1H18, partially offset by impact of the application of resolution ENACOM 840/18 that introduced changes in the determination of the radioelectric spectrum fee. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in taxes and fees with regulatory authorities amounts to, approximately, P$575 million and P$3,489 million, for the 1H19 and 1H18, respectively.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P$5,579 million (-17.0% vs. 1H18). This decline is due to lower charges for agent commissions as a consequence of the sales channel reorganization and due to a slightly decrease in advertising related to the synergies achieved after the merger that allowed to reduce cost even with greater presence in the various media, partially offset by higher collection fees. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in commissions and advertising amounts to, approximately, P$425 million and P$2,907 million, for the 1H19 and 1H18, respectively.

- Cost of handsets sold amounted to P$4,638 million (-26.5% vs. 1H18). Of this amount, the majority corresponds to cost of handsets in Argentina, which decreased compared with 1H18, mainly due to lower quantities sold which were down approximately by 30%, mainly affected by the decrease in consumption of durable goods registered at an aggregated level in the economy. These lower quantities sold were partially offset by an increase in purchase price of the handsets compared with 1H18. Moreover, it’s worth to remark that results of handset sales have a positive margin contribution. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in cost of handsets sold amounts to, approximately, P$798 million and P$2,713 million, for the 1H19 and 1H18, respectively.

- Programming and content costs totaled P$7,143 million (-5.5% vs. 1H18). This decrease is explained mainly by operative efficiencies obtained in 1H19 vs. 1H18, which were partially offset by price increases in almost all broadcasting signals, including football signals corresponding to the broadcast of live matches of the first division of the Argentine Soccer Association. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in programming and content costs amounts to, approximately, P$568 million and P$3,028 million, for the 1H19 and 1H18, respectively

- Depreciation, amortization and impairment of PP&E, intangible assets and rights-of-use amounted P$22,480 million (+17.0% vs. 1H18). The increase was due to the impact of the amortization the incorporations after June 30, 2018, as a consequence of the Capex Plan that the Company is developing and the effect of the application since January 1, 2019, of IFRS 16 being the charge P$1,268 million, partially offset by assets that have stopped amortizing in 2019. The effect generated by the restatement in terms of the measuring unit as of June 30, 2019, included in depreciation, amortization and impairment of PP&E, intangible assets and right-of-use amounts to, approximately, P$9,601 million and P$9,577 million, for the 1H19 and 1H18, respectively.

- Other Costs totaled P$7,191 million (-7.7% vs. 1H18), of which bad debt expenses reached P$2,662 million (+25.4% vs. 1H18), increasing mainly due to the higher delinquency levels in comparison with those registered in of 2018. Despite the fact that the bad debt ratio reaches 2.81% as of 1H19, the same ratio in 2Q19 reduced to 2.33%, signaling an improvement in the trend of bad debt. Bad debt expenses increase was more than offset by the decrease in other operating costs (which includes charges for trials and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$4,529 million (-20.1% vs. 1H18). The effect generated by restatement in terms of the measuring unit as of June 30, 2019, included in other costs amounts to, approximately, P$577 million and P$3,355 million, for the 1H19 and 1H18, respectively.

Finally, as can be highlighted from the favorable evolution of costs in real terms, it is noticeable that most of the components evolved positively despite a challenging economic context, indicating in most of the cases improvements or synergies.

Net Financial Results

The Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) showed a gain of P$4,826 million in 1H19, compared with a loss of P$19,618 million in 1H18. This variation was mostly due to positive FX results (including results of NDF) measured in real terms in 1H19 for P$6,551 million (due to a depreciation of the Argentine peso against the US dollar of 13% vs. an inflation of 22% during the same period), while negative FX results measured in real terms were registered in 1H18 for P$22,071 million (due to a depreciation of the Argentine peso against the US dollar of 55% vs. an inflation of 16% during the same period). These results were partially offset by a lower RECPAM (inflation adjustment gain/loss), which totaled P$2,076 million (down P$2,524 million compared with 1H18); and also by higher net interest losses which totaled P$2.325 million (a decrease of P$1,221 million vs 1H18). Finally, lower gains on investments for P$174 million were registered in 1H19 (a decrease of P$275 million vs 1H18).

Consolidated Net Financial Debt

As of June 30, 2019, net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$75,268 million, decreasing P$5,067 million or 6.3% when compared to the consolidated net financial debt position as of December 31, 2018, which totaled P$80,335 million (restated in terms of the measuring unit as of June 30, 2019)

in million of P$	1H18	1H19	$ Var
FX results	-$ 22,071	$ 6,551	$ 28,622
Net Interests	-$ 1,104	-$ 2,325	-$ 1,221
Gains on investments	$ 449	$ 174	-$ 275
RECPAM	$ 4,600	$ 2,076	-$ 2,524
Others	-$ 1,492	-$ 1,650	-$ 158
Total	-$ 19,618	$ 4,826	$ 24,444

Investments in PP&E, intangible assets and adds of rights of use

During 1H19, the Company invested P$24,120 million, increasing approximately 2.3% as of 1H18. The investments were focused on projects that maximize the network capacity and on the development of products and services that contribute to address the customer’s needs that today demand for connectivity and data availability. Moreover, transmision and transport networks has been extended to unify the differents access technologies, reconverting the copper fixed networks into fiber or coaxial-fiber  hybrid networks, in order to face the the increaseing services demand from mobile and fixed clients.  Likewise, significant investments have been made in the charging, billing and relationship systems with customers. The Company aims to improve the capacity and coverage of its networks, which is key factor for the transformation towards convergent services with international quality standards, but also to leverage the content business, with Flow as an integral content platform and entertainment center, whose competitive advantages and differential features place it above other platforms. In relative terms, investments reached 25.5% of consolidated revenues in 1H19 (vs. 22.0% in 1H18).

During May, the first mobile site with a Personal satellite link was inaugurated in the town of Presidente Roca (province of Santa Fe). In this sense, Telecom now offers the inhabitants of this town the opportunity to access the internet with mobile technology. The infrastructure deployment in Presidente Roca is part of a plan to expand the mobile network in low population density locations, thus confirming the Company’s commitment to connect Argentina, from Ushuaia to La Quiaca, through the 4G Personal network, which continues to grow and now reaches more than 1,630 locations and 13.1 million clients in all the country,

Relevant Matters

Export credit facility with Finnvera

On May 7, 2019 Telecom Argentina submitted a proposal for an export credit facility for an amount up to US$96,000,000 (the “Facility”) to the following entities: (i) Banco Santander, S.A. and JPMorgan Chase Bank, N.A., London Branch, as initial lenders, mandated lead arrangers and residual risk guarantors, (ii) JPMorgan Chase Bank, N.A., London Branch, as facility agent and as the ECA bank (iii) Banco Santander, S.A. as documentation bank and (iv) Banco Santander Río S.A. as onshore custody agent, which was accepted on the same date.

The Facility will be guaranteed by the official export credit agency of Finland, Finnvera plc (“Finnvera”), which will grant a guarantee in favor of the lenders regarding the Facility and subject to the terms and conditions established by Finnvera.

The financing consists of an “A” tranche and a “B” tranche, under which the outstanding principal disbursed will accrue interest at an annual rate equivalent to LIBO plus an applicable nominal margin of 1.04%, that will be payable semi-annually in 14 equal and consecutive installments. This cost, which has been obtained at competitive levels according to actual market conditions, reflects a recognition to the Company’s creditworthiness.

The proceeds of the loans under the Facility will be used to finance up to 85% of certain imported goods and services, the value of certain national goods and services and the total payment of the applicable premium payable to Finnvera equivalent to 7.82% of the total amount committed by the lenders under the Facility.

Finally, on May 23, 2019 the Company received a disbursement for US$36 million. This facility accrues interest at a LIBO rate plus a 1.04% margin payable semi-annually in 13 equal and consecutive installments starting from November 2019 and with a final maturity in November 2025.

Treasury Shares acquired by the Company

Within the framework of the resolution of the Board of Directors Meeting held on May 22, 2013, Telecom Argentina purchased treasury shares in the market between May 28, 2013 and November 5, 2013, having acquired a total of 15,221,373 Class “B” shares issued by Telecom Argentina, of P$1 nominal value and 1 voting right per share (the “treasury shares”). As of May 27, 2019, these treasury shares represented 0.70% of the total capital of Telecom Argentina.

Likewise, in accordance with the provisions of section 67 of the Ley de Mercado de Capitales No. 26,831 (Capital Markets Law No. 26,831), and after three (3) years (term which was extended for three (3) additional years as decided by the Ordinary and Extraordinary Shareholders’ Meeting of the Company held on April 29, 2016) since the first acquisition of treasury shares and not having been sold, nor having passed a Shareholders’ Meeting resolution over this matter, from May 28, 2019 and until November 5, 2019 the capital stock of Telecom Argentina will be reduced as a matter of law in an amount equal to the nominal value of the corresponding shares, which will be cancelled.

On July 1, 2019, the Company submitted to the Comisión Nacional de Valores the capital reduction request for a nominal value of P$3,672,960 for its subsequent registration in the Public Registry in charge of the Inspección General de Justicia. As of June 30, 2019, 11,548,413 Class “B” common shares remained as treasury shares.

Loan agreement with IDB Invest

On May 29, 2019, the Company submitted a financing proposal for a total amount of up to US$300,000,000 (U.S. dollars three hundred million) in one or more tranches, to the Inter-American Investment Corporation, on its own behalf and acting as agent of the Inter-American Development Bank (“IDB Invest”), as organizer of a syndicated loan, which was accepted on the same date (the “Financing”). The Financing’s proceeds will be used by the Company to finance its capital investments for 2019, including the deployment of the 4G network and the expansion of the Company’s broadband services.

The Financing consists of (i) one or more tranches to be granted by IDB Invest (the “IDB Group Tranche”) and (ii) one or more related tranches to be extended by one or more co-lenders that eventually would sign the corresponding loan agreements. The maturity date of the disbursed capital, in the case of the IDB Group Tranche, will be May 15, 2026, payable in equal and consecutive semi-annual installments as of November 15, 2021.

In accordance with the Financing offer, today the Company notified to IDB Invest its intention to request a disbursement of the IDB Group Tranche, for an amount of US$75.000.000, which occurred on June 7, 2019. On the other hand, an additional disbursement was received on July 11, 2019 for US$25,000,000.

Finally, it is informed that the Board of Directors approved the financing at its meeting held on May 27, 2019.

Other Relevant Matters

International issuance of Class 1 Notes for an amount of US$ 400 million

On July 10, 2019, Telecom Argentina notified the Comisión Nacional de Valores about the resumption of the subscription period of Notes for an amount US$300 million of nominal value, expandable up to US$500 million, whose proceeds must be allocated to the refinancing of liabilities, including the use of up to US$250 million to refinance the Class “A” Notes due 2021. The amount of Notes finally issued and their main characteristics are detailed below:

Date of issuance: July 18, 2019.

Amount Issued: US$ 400 million.

Maturity Date: July 18, 2026.

Amortization: the principal will be canceled by a single (1) payment for an amount equal to 100% of the total principal, payable on the Maturity Date.

Interest Rate: semi-annual interest accrues from the Date of Issuance until maturity at a fixed annual rate of 8.00%.

Interest Payment Date: Interest will be paid semiannually from the Date of Issuance. The last Interest Payment Date will take place on the corresponding Maturity Date.

Finally, the Company received offers for this issuance for more than US$2 billion (nearly seven times the original issuance amount foreseen) with a remarkable participation of first class investors (including 50% from USA, 30% from Europe and 7% from Asia). This allowed the upsize of the original issuance for U$S100 million, indicating an acknowledgement to Telecom Argentina as an international issuer.

Tender offer for Class “A” Notes due 2021

On July 10, 2019, Telecom Argentina S.A. announced the commencement of a tender offer for its outstanding Class “A” Notes due 2021 (the “Class A Notes”) for a Tender Cap of up to US$200 million, which was increased to up to US$250 million on July 12, 2019.

Additionally, the Company has announced on July 29, 2019 that it has decided to extend the Expiration Time to 11:59 p.m., New York City time, on August 9, 2019 (the “Expiration Time”), and that the total consideration for each US$1,000 principal amount of the outstanding Class A Notes validly tendered at or before the Expiration Time has been increased from US$967.50 per US$1,000 principal amount of Class A Notes, to US$997.50 per US$1,000 principal amount of Class A Notes.

Partial prepayment of the syndicated loan agreement entered into in October 2018 for up to US$500 million.

On July 25, 2019, within the framework of the use of proceeds from the issuance of the Class 1 Notes, which were intended for the refinancing of liabilities, the Company complied with the partial prepayment under the loan agreement entered into on October 8, 2018 for a principal amount of US$100,000,000 plus the corresponding accrued and unpaid interests, additional amounts and related expenses.

Withdrawal and distribution of the Voluntary reserve for future cash dividends

The Board of Directors of the Company, at its meeting on August 8, 2019, decided, in accordance with the powers delegated by the Ordinary and Extraordinary Shareholders´ Meeting of the Company held on April 24, 2019, the withdrawal and distribution of the “Voluntary reserve for future cash dividends” in the amount of P$7,045,307,602 (equivalent to P$3.271275861 for each share of $ 1.- nominal value outstanding) and that they be made available to shareholders on August 16, 2019.

*******

Telecom Argentina is the parent company of a leading telecommunications group in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers cellular services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

As of June 30, 2019, Telecom Argentina has 2,165,236,424 shares issued and 2,153,688,011 shares outstanding.

* Cablevisión Holding S.A. owns 18.79% of the total capital stock directly and owns 9.23% of the total capital stock indirectly through VLG S.A.U.

** Trustees: Hector Horacio Magnetto and David Manuel Martínez Guzmán

For more information, please contact Investor Relations:

Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4698 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company's expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the synergies expected from the merger between the Company and CablevisiOn S.A. (or the Merger); (iii) the implementation of the Company's business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay and Uruguay; (v) the Company's outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward- looking statements may be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "will," "may" and "should" or other similar expressions. Forward-looking statements reflect the current views of the management of the Company with respect to future events. They are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors include, among others: (i) the Company's ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company's ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay and Uruguay; (iv) inflation, the devaluation of the peso, the Guarani and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (v) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaranies into foreign currencies and transfer funds abroad; (vi) the manner in which the Argentine government regulates Law No. 27,078, the Argentina Digital Law or, as amended by Decree No. 267/15; (vii) the creditworthiness of our actual or potential customers; (viii) the nationalization, expropriation and/or increased government intervention in companies; (ix) technological changes; (x) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates; (xi) the effects of increased competition; (xii) reliance on content produced by third parties; (xiii) increasing cost of the Company's supplies; (xiv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xv) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; and (xvi) the Company's ability to compete and develop our business in the future. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company's management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company's Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Cornish:5n Nacional de Valares) and the Buenos Aires Stock Exchange (Balsas y Mercadas Argentinas), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

* * * * * * *

TELECOM ARGENTINA S.A.

Consolidated information

6 month period and Second Quarter - Fiscal Year 2019

(In million of Argentine pesos)

1-        Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of June 30, 2019)

	06/30/19	12/31/18	∆ $	∆ %
Cash and cash equivalents	18,244	8,435	9,809	116.3%
Financial Investments	1,876	2,596	(720)	-27.7%
Trade receivables	15,605	21,317	(5,712)	-26.8%
Other Receivables	3,989	5,293	(1,304)	-24.6%
Inventories	3,208	3,351	(143)	-4.3%
Total current assets	42,922	40,992	1,930	4.7%
Financial Investments	2,986	5,720	(2,734)	-47.8%
Trade receivables	86	74	12	16.2%
Goodwill	147,257	147,440	(183)	-0.1%
Property, plant and equipment ('PP&E')	185,613	183,998	1,615	0.9%
Intangible assets	70,182	72,789	(2,607)	-3.6%
Right-of-use assets	6,906	694	6,212	-
Other Receivables	2,916	3,334	(418)	-12.5%
Total non-current assets	415,946	414,049	1,897	0.5%
TOTAL ASSETS	458,868	455,041	3,827	0.8%
Trade payables	22,819	27,976	(5,157)	-18.4%
Financial debt	25,330	24,536	794	3.2%
Salaries and social security payables	6,189	7,280	(1,091)	-15.0%
Taxes payables	2,520	2,838	(318)	-11.2%
Lease liabilities	2,281	-	2,281	-
Other liabilities	1,489	1,881	(392)	-20.8%
Provisions	900	911	(11)	-1.2%
Total current liabilities	61,528	65,422	(3,894)	-6.0%
Trade payables	738	697	41	5.9%
Financial debt	73,044	72,550	494	0.7%
Salaries and social security payables	466	425	41	9.6%
Deferred income tax liabilities	37,352	30,041	7,311	24.3%
Taxes payables	19	32	(13)	-40.6%
Lease liabilities	2,883	-	2,883	-
Other liabilities	1,275	1,420	(145)	-10.2%
Provisions	3,855	4,245	(390)	-9.2%
Total non-current liabilities	119,632	109,410	10,222	9.3%
TOTAL LIABILITIES	181,160	174,832	6,328	3.6%

Equity attributable to Controlling Company	274,275	276,260	(1,985)	-0.7%
Non-controlling interest	3,433	3,949	(516)	-13.1%
TOTAL EQUITY	277,708	280,209	(2,501)	-0.9%
TOTAL LIABILITIES AND EQUITY	458,868	455,041	3,827	0.8%

2-        Consolidated Loans

(Monetary items)

	06/30/19	12/31/18	∆ $	∆ %
Bank overdrafts - principal	4,268	2,787	1,481	53.1%
Bank and other financial institutions loans - principal	12,768	15,844	(3,076)	-19.4%
NDF	1,297	122	1,175	-
Accrued interest and related expenses	6,031	4,500	1,531	34.0%
For purchase of equipment	966	1,283	(317)	-24.7%
Total Current Loans	25,330	24,536	794	3.2%
For purchase of equipment	1,381	1,262	119	9.4%
Notes - principal	19,724	23,051	(3,327)	-14.4%
Bank and other financial institutions loans - principal	43,794	41,938	1,856	4.4%
NDF	10	-	10	-
Accrued interest and related expenses	8,135	6,299	8,135	29.1%
Total Non Current Loans	73,044	72,550	494	0.7%
Total Loans	98,374	97,086	1,288	1.3%

Cash and cash equivalents, and Financial Investments	23,106	16,751	6,355	37.9%
Net Financial Position - Cash (Debt)	(75,268)	(80,335)	5,067	-6.3%

TELECOM ARGENTINA S.A.
Consolidated information
6 month period and Second Quarter - Fiscal Year 2019
(In million of Argentine pesos)

3-               Segment Information

(Segment information for periods ended as of June 30 of 2019 and 2018 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of June 30, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	82,337	6,868	89,205	5,538	476	6,014	(463)	94,756
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(54,051)	(5,215)	(59,266)	(3,788)	(326)	(4,114)	463	(62,917)
Operating Income before D&A	28,286	1,653	29,939	1,750	150	1,900	-	31,839
Depreciation, amortization and impairment of PP&E and intangible assets	(11,596)	(9,431)	(21,027)	(1,283)	(170)	(1,453)	-	(22,480)
Operating Income before D&A	16,690	(7,778)	8,912	467	(20)	447	-	9,359

Earnings from associates								165
Debt financial expenses								1,898
Other financial results, net								2,928
Net income before income tax expenses								14,350
Income tax expense								(7,621)
Net income								6,729

Attributable to:
Controlling Company								6,600
Non-controlling interest								129

As of June 30, 2018	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	61,281	40,853	102,134	3,067	2,057	5,124	(180)	107,078
Operating costs (without depreciation, amortization, and impairment of PP&E and intangible assets)	(38,924)	(26,418)	(65,342)	(2,128)	(1,427)	(3,555)	180	(68,717)
Operating Income before D&A	22,357	14,435	36,792	939	630	1,569	-	38,361
Depreciation, amortization and impairment of PP&E and intangible assets	(8,908)	(9,069)	(17,977)	(734)	(508)	(1,242)	-	(19,219)
Operating Income before D&A	13,449	5,366	18,815	205	122	327	-	19,142

Earnings from associates								176
Debt financial expenses								(16,228)
Other financial results, net								(3,390)
Net income before income tax expenses								(300)
Income tax expense								3,672
Net income								3,372

Attributable to:
Controlling Company								3,305
Non-controlling interest								67

4-	Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/19	06/30/18	Δ $	Δ %

Revenues	94,756	107,078	(12,322)	-11.5%
Consolidated Operating Costs	(85,397)	(87,936)	2,539	-2.9%
Operating income	9,359	19,142	(9,783)	-51.1%
Net Financial results and results of equity in earnings from
associates	4,991	(19,442)	24,433	-125.7%
Net (loss) income before income tax expense	14,350	(300)	14,650	-
Income tax expense	(7,621)	3,672	(11,293)	-
Net (loss) income	6,729	3,372	3,357	99.6%

Attributable to:
Controlling Company	6,600	3,305	3,295	99.7%
Non-controlling interest	129	67	62	92.5%

Operating income before D&A	31,839	38,361	(6,522)	-17.0%
As % of Revenues	33.6%	35.8%

	06/30/19	06/30/18	Δ $	Δ %

Net Financial results
Debt financial expenses
Interests on debts	(3,501)	(2,101)	(1,400)	66.6%
Foreign currency exhange differences on debts	5,399	(14,127)	19,526	-138.2%
Total Debt financial expenses	1,898	(16,228)	18,126	-111.7%
Other financial results, net
Interest and gains of investments	1,176	997	179	18.0%
Taxes and bank expenses	(867)	(1,015)	148	-14.6%
Other foreign currency exhange differences	1,152	(7,944)	9,096	-114.5%
Financial discounts of assets, debts and diverse	(44)	-	(44)	-
Results for operations with notes and bonds	174	449	(275)	-61.2%
Interest on provisions	(618)	(415)	(203)	48.9%
Quinquennial financial costs	(59)	(48)	(11)	22.9%
RECPAM*	2,076	4,600	(2,524)	-54.9%
Others	(62)	(14)	(48)	-
Total other financial results, net	2,928	(3,390)	6,318	-186.4%
Total Net Financial results	4,826	(19,618)	24,444	-124.6%

* Inflation restatement gain /(loss)

5-	Consolidated Income Statements - restated by inflation (constant figures)
(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/19	06/30/18	Δ $	Δ %

Revenues	46,235	53,744	(7,509)	-14.0%
Consolidated Operating Costs	(41,798)	(45,480)	3,682	-8.1%
Operating income	4,437	8,264	(3,827)	-46.3%
Net Financial results and results of equity in earnings from
associates	4,763	(23,705)	28,468	-120.1%
Net (loss) income before income tax expense	9,200	(15,441)	24,641	-159.6%
Income tax expense	(3,872)	6,335	(10,207)	-161.1%
Net (loss) income	5,328	(9,106)	14,434	-158.5%

Attributable to:
Controlling Company	5,250	(9,143)	14,393	-157.4%
Non-controlling interest	78	37	41	110.8%

Operating income before D&A	15,977	18,186	(2,209)	-12.1%
As % of Revenues	34.6%	33.8%

TELECOM ARGENTINA S.A.

Consolidated information

6 month period and Second Quarter - Fiscal Year 2019

(In million of Argentine pesos)

6-	Breakdown of the Income Statements - restated by inflation (constant figures)
(Revenues as of 2018 restated to 2019 values include a variation coming from the restatement of approximately 40.1% vs. a restatement variation of 7.7% for revenues as of 2019)

	06/30/19	06/30/18	Δ $	Δ %
REVENUES FROM SERVICES	88,581	98,667	(10,086)	-10.2%
Mobile Services	32,023	37,514	(5,491)	-14.6%
Internet Services	21,451	23,953	(2,502)	-10.4%
Cable TV Services	20,016	23,066	(3,050)	-13.2%
Fixed Telephony and Data Services	14,756	13,752	1,004	7.3%
Other revenues from services	335	382	(47)	-12.3%
REVENUES FROM EQUIPMENT SALES	6,175	8,411	(2,236)	-26.6%

REVENUES	94,756	107,078	(12,322)	-11.5%

7-	Breakdown of the Income Statements - Pro Forma (current figures)
Three Months Comparison

	06/30/19	06/30/18	Δ $	Δ %
REVENUES FROM SERVICES	43,133	49,171	(6,038)	-12.3%
Mobile Services	15,809	18,421	(2,612)	-14.2%
Internet Services	10,339	12,130	(1,791)	-14.8%
Cable TV Services	9,535	11,533	(1,998)	-17.3%
Fixed Telephony and Data Services	7,242	6,957	285	4.1%
Other revenues from services	208	130	78	60.0%
REVENUES FROM EQUIPMENT SALES	3,102	4,573	(1,471)	-32.2%

REVENUES	46,235	53,744	(7,509)	-14.0%

TELECOM ARGENTINA S.A.

Consolidated information

6 month period and Second Quarter - Fiscal Year 2019

(In million of Argentine pesos)

8-             Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	06/30/19	06/30/18	∆ $	∆ %
Revenues	94,756	107,078	(12,322)	-11.5%
Employee benefit expenses and severance payments	(18,083)	(18,454)	371	-2.0%
Interconnection and transmission costs	(2,987)	(3,341)	354	-10.6%
Fees for services, maintenance, materials and supplies	(9,781)	(9,814)	33	-0.3%
Taxes and fees with the regulatory authority	(7,515)	(8,724)	1,209	-13.9%
Commissions and advertising	(5,579)	(6,725)	1,146	-17.0%
Cost of equipments and handsets	(4,638)	(6,309)	1,671	-26.5%
Programming and content costs	(7,143)	(7,557)	414	-5.5%
Bad debt expenses	(2,662)	(2,123)	(539)	25.4%
Other operating income and expenses	(4,529)	(5,670)	1,141	-20.1%
Subtotal Operating costs before D&A	(62,917)	(68,717)	5,800	-8.4%
Operating income before D&A	31,839	38,361	(6,522)	-17.0%
Depreciation, amortization (‘D&A’) and impairment of PP&E, intangible assets and rights of use	(22,480)	(19,219)	(3,261)	17.0%
Operating income	9,359	19,142	(9,783)	-51.1%
Equity in earnings from associates	165	176	(11)	-6.3%
Financial expenses on debt	1,898	(16,228)	18,126	-111.7%
Other Financial results, net	2,928	(3,390)	6,318	-186.4%
Net (loss) income before income tax expense	14,350	(300)	14,650	-
Income tax expense	(7,621)	3,672	(11,293)	-
Net (loss) Income	6,729	3,372	3,357	99.6%
Attributable to:
Controlling Company	6,600	3,305	3,295	99.7%
Non-controlling interest	129	67	62	92.5%

TELECOM ARGENTINA S.A.

Consolidated information

6 month period and Second Quarter - Fiscal Year 2019

(In million of Argentine pesos)

9-             Consolidated Income Statements - restated by inflation (constant figures)

Three Months Comparison

	06/30/19	06/30/18	∆ $	∆ %
Revenues	46,235	53,744	(7,509)	-14.0%
Employee benefit expenses and severance payments	(8,469)	(9,381)	912	-9.7%
Interconnection and transmission costs	(1,382)	(1,691)	309	-18.3%
Fees for services, maintenance, materials and supplies	(4,851)	(5,140)	289	-5.6%
Taxes and fees with the regulatory authority	(3,703)	(4,444)	741	-16.7%
Commissions and advertising	(2,823)	(3,571)	748	-20.9%
Cost of equipments and handsets	(2,250)	(3,442)	1,192	-34.6%
Programming and content costs	(3,408)	(3,821)	413	-10.8%
Bad debt expenses	(1,077)	(1,059)	(18)	1.7%
Other operating income and expenses	(2,295)	(3,009)	714	-23.7%
Subtotal Operating costs before D&A	(30,258)	(35,558)	5,300	-14.9%
Operating income before D&A	15,977	18,186	(2,209)	-12.1%
Depreciation, amortization (‘D&A’) and impairment of PP&E, intangible assets and rights of use	(11,540)	(9,922)	(1,618)	16.3%
Operating income	4,437	8,264	(3,827)	-46.3%
Equity in earnings from associates	52	91	(39)	-42.9%
Financial expenses on debt	6,331	(15,408)	21,739	-141.1%
Other financial results, net	(1,620)	(8,388)	6,768	-80.7%
Net (loss) income before income tax expense	9,200	(15,441)	24,641	-159.6%
Income tax expense	(3,872)	6,335	(10,207)	-161.1%
Net (loss) Income	5,328	(9,106)	14,434	-158.5%
Attributable to:
Controlling Company	5,250	(9,143)	14,393	-157.4%
Non-controlling interest	78	37	41	110.8%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: August 9, 2019	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations